Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011
11-#13-2012-R Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated November 6, 2012; Rule 433

Structured Investments	$ Capped Buffered Return Enhanced Notes Linked to the S&P 500® Index due December 4, 2013 General
General
•
The notes are designed for investors who seek a return of 1.5 times the appreciation of the S&P 500® Index, up to a maximum return that will not be less than 8.25% or greater than 9.75% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the arithmetic average of the Index closing levels on 5 trading days near the end of the term of the notes is less than the Initial Index Level by more than 10%, be willing to lose some or all of their principal.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing December 4, 2013†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about November 16, 2012 and are expected to settle on or about November 21, 2012.

Key Terms
Index:	The S&P 500® Index (“SPX”) (the “Index”)
Upside Leverage Factor:	1.5
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.5, subject to the Maximum Return.  Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return × 1.5)], subject to the Maximum Return
If the Ending Index Level is equal to or less than the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 10%) × 1.1111]
If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose some or all of your initial investment.
Maximum Return:
Between 8.25% and 9.75%.  For example, assuming the Maximum Return is 8.25%, if the Index Return is equal to or greater than 5.50%, you will receive the Maximum Return of 8.25%, which entitles you to a maximum payment at maturity of $1,082.50 per $1,000 principal amount note that you hold.  The actual Maximum Return will be determined on the pricing date and will not be less than 8.25% or greater than 9.75%.  Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,082.50 or greater than $1,097.50.

Buffer Amount:	10%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The arithmetic average of the Index closing levels on each of the Ending Averaging Dates
Ending Averaging Dates†:	November 22, 2013, November 25, 2013, November 26, 2013, November 27, 2013 and November 29, 2013 (the “Final Ending Averaging Date”)
Maturity Date†:	December 4, 2013
CUSIP:	48126DHM4
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes —Postponement of a Determination Date—A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Capped Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note
Total
(1)
The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 6, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Capped Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-1

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  Each hypothetical total return or hypothetical payment at maturity set forth below assumes an Initial Index Level of 1,400 and a Maximum Return of 8.25%.  The actual Maximum Return will be determined on the pricing date and will not be less than 8.25% or greater than 9.75%.  Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and in the examples on the following page have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on Notes	Payment at Maturity
2520.00	80.00%	8.25%	$1,082.50
2380.00	70.00%	8.25%	$1,082.50
2240.00	60.00%	8.25%	$1,082.50
2100.00	50.00%	8.25%	$1,082.50
1820.00	30.00%	8.25%	$1,082.50
1680.00	20.00%	8.25%	$1,082.50
1610.00	15.00%	8.25%	$1,082.5
1540.00	10.00%	8.25%	$1,082.50
1515.50	8.25%	8.25%	$1,082.50
1470.00	5.00%	7.50%	$1,075.00
1414.00	1.00%	1.50%	$1,015.00
1400.00	0.00%	0.00%	$1,000.00
1330.00	-5.00%	0.00%	$1,000.00
1260.00	-10.00%	0.00%	$1,000.00
1190.00	-15.00%	-5.56%	$944.45
980.00	-30.00%	-22.22%	$777.78
840.00	-40.00%	-33.33%	$666.67
700.00	-50.00%	-44.44%	$555.56
560.00	-60.00%	-55.56%	$444.45
420.00	-70.00%	-66.67%	$333.34
280.00	-80.00%	-77.78%	$222.23
140.00	-90.00%	-88.89%	$111.12
0.00	-100.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,400 to an Ending Index Level of 1,470.

Because the Ending Index Level of 1,470 is greater than the Initial Index Level of 1,400 and the Index Return of 5.00% multiplied by 1.5 does not exceed the hypothetical Maximum Return of 8.25%, the investor receives a payment at maturity of $1,075.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (5.00% × 1.5)] = $1,075.00

Example 2: The level of the Index decreases from the Initial Index Level of 1,400 to an Ending Index Level of 1,330.

Although the Index Return is negative, because the Ending Index Level of 1,330 is less than the Initial Index Level of 1,400 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1,400 to an Ending Index Level of 1,820.

Because the Ending Index Level of 1,820 is greater than the Initial Index Level of 1,400 and the Index Return of 30% multiplied by 1.5 exceeds the hypothetical Maximum Return of 8.25%, the investor receives a payment at maturity of $1,082.50 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

JPMorgan Structured Investments — Capped Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-2

Example 4: The level of the Index decreases from the Initial Index Level of 1,400 to an Ending Index Level of 980.

Because the Index Return is negative and the Ending Index Level of 980 is less than the Initial Index Level of 1,400 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $777.78 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 10%) x 1.1111] = $777.78

Example 5: The level of the Index decreases from the Initial Index Level of 1,400 to an Ending Index Level of 0.

Because the Index Return is negative and the Ending Index Level of 0 is less than the Initial Index Level of 1,400 by more than the Buffer Amount of 10%, and the investor receives a payment at maturity of $0.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-100% + 10%) x 1.1111] = $0.00

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Capped Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-3

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.5, up to the Maximum Return.  The actual Maximum Return will be set on the pricing date and will not be less than 8.25% or greater than 9.75%.  Accordingly, the actual maximum payment at maturity will not be less than $1,082.50 or greater than $1,097.50 per $1,000 principal amount note.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 10%.  If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose some or all of your initial investment at maturity.

•
RETURN LINKED TO THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  See “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and “Risk Factors” in the accompanying underlying supplement no. 1-I dated November 14, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of the principal.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed to loss on a leveraged basis if the Ending Index Level is less than the Initial Index Level by more than 10%.  If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose some or all of your initial investment at maturity.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant.  We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 8.25% or greater than 9.75%.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

JPMorgan Structured Investments — Capped Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-4

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

In addition, we are currently one of the companies that make up the Index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

•
THE AVERAGING CONVENTION USED TO CALCULATE THE ENDING INDEX LEVEL COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Index from the pricing date to the Final Ending Averaging Date.  Your ability to participate in the appreciation of the Index may be limited by the 5-day-end-of-term averaging used to calculate the Ending Index Level, especially if there is a significant increase in the closing level of the Index on the Final Ending Averaging Date.  Accordingly, you may not receive the benefit of the full appreciation of the Index between the pricing date and the Final Ending Averaging Date.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

•      the actual and expected volatility of the Index;
•      the time to maturity of the notes;
•      the dividend rates on the equity securities underlying the Index;
•      interest and yield rates in the market generally;
•      a variety of economic, financial, political, regulatory and judicial events; and
•      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Capped Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-5

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing levels from January 5, 2007 through November 2, 2012.  The Index closing level on November 6, 2012 was 1,428.39.  We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or any of the Ending Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. JPMS may use a portion of that commission to allow selling concessions to another affiliated broker-dealer. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I. For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Capped Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-6